NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

THIRD QUARTER 2012 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, November 2, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced its financial results for the quarter ended September 30, 2012. The financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted.

	Three Months Ended		Nine Months Ended
(US Millions, except per share amounts)	09/30/12	09/30/11	09/30/12	09/30/11
Funds from operations [1]	$164	$168	$489	$489
Net income attributable to common shareholders	376	415	945	1,352
Commercial property net operating income [1]	345	276	999	709
Fair value gains	306	205	766	655

Per common share - diluted
Net income	$0.66	$0.72	$1.66	$2.37
Funds from operations [1]	0.29	0.30	0.86	0.88

1 Non-IFRS measure. See definition under “Basis of Presentation”

Funds from operations (“FFO”) for the quarter ended September 30, 2012 was $164 million or $0.29 per diluted common share, compared with $168 million or $0.30 per diluted common share during the same period in 2011. The results for the current quarter ended compared to 2011 were impacted by $4 million, or $0.01 per share, of transaction costs related to the acquisition of assets in London. In addition, the prior period results included $11 million of one-time gains or $0.02 per share.

Net income was $376 million or $0.66 per diluted share, compared with $415 million or $0.72 per diluted share in the third quarter of 2011. Prior period net income included a one-time $150 million gain, $0.26 per diluted share, on the reorganization of Brookfield’s ownership interest in the U.S. Office Fund assets.

Commercial property net operating income for the third quarter of 2012 increased to $345 million, compared with $276 million in the third quarter of 2011, largely due to the impact of our newly developed asset, Brookfield Place Perth, acquisition activity, and the consolidation of the U.S. Office Fund. Same property net operating income during the third quarter of 2012 increased by 3.5% compared with the same period in the prior year.

Value per common share at September 30, 2012 increased to $19.31 compared with $17.90 at the December 31, 2011.

OUTLOOK

“With a focus on leasing near-term availabilities within our portfolio, we are pleased to have signed 1.5 million square feet of leases during the quarter (5.2 million square feet year-to-date), including recent leases totaling approximately 200,000 square feet in Lower Manhattan at the World Financial Center,” stated Dennis Friedrich, chief executive officer of Brookfield Office Properties. “With this leasing and our recent accretive acquisitions, our steady increase in commercial net operating income reflects the imbedded growth in our portfolio as a result of rental mark-to-market opportunities.

“We are pleased to report minimal collateral damage to our Lower Manhattan office portfolio due to the effects of Hurricane Sandy. This is due in no small part to the tireless efforts of our experienced and dedicated property and operations personnel in preparing for the storm, and the great resolve and teamwork displayed in reacting quickly in protecting our buildings and tenants.”

HIGHLIGHTS OF THE SECOND QUARTER

Leased 1.5 million square feet of space during the quarter at an average net rent of $33 per square foot, representing a 47% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.1%, a decrease of 130 basis points due primarily to an anticipated large expiry in a recently acquired opportunistic asset in Denver.

Leasing highlights from the second quarter include:

Toronto – 298,000 square feet

•	A five-year renewal with Bennett Jones for 145,000 square feet at First Canadian Place

Washington, DC – 236,000 square feet

•	A 16-year new lease with Georgetown University for 78,000 square feet at 650 Massachusetts Ave.

Los Angeles – 209,000 square feet

•	A 15-year new lease with PricewaterhouseCoopers for 135,000 square feet at 601 South Figueroa St.

New York – 208,000 square feet

•	A 10-year new lease with Tahari for 60,000 square feet at the Grace Building
•	A 10-year renewal with Bank of America for 47,000 square feet at Four World Financial Center. To date, Bank of America has renewed 783,000 square feet of space at Two and Four World Financial Center.
•	A 12-year new lease with Sedgwick, LLP for 43,000 square feet at Two World Financial Center

Completed 105,000-square-foot lease at the World Financial Center, subsequent to the third quarter. XL America renewed its existing lease at One World Financial Center for an additional five years and expanded by an additional 18,000 square feet.

Completed new property-level financings totaling $709 million, netting proceeds of $263 million, including the financing and refinancing of $436 million of debt in North America at an average rate of 4.40% with an average term of 1.5 years, generating net new proceeds of $49 million, the financing of $211 million of debt in the United Kingdom for a term of five years at a rate of 4.27% and the refinancing of $62 million of debt in Australia at a rate of 5.76% with a term of five years, generating net new proceeds of $3 million.

Issued C$250 million of preferred shares, series T at a price of C$25.00 per share yielding 4.60% per annum for the initial 6.25-year period ending December 31, 2018. Net proceeds from the issue will be added to the general funds of Brookfield Office Properties and be used to redeem its 8.0 million preferred shares, series F and for general corporate purposes.

Closed on first tranche of assets in City of London: 99 Bishopsgate, London Wall Place development site, and a group of smaller assets closed on September 28, 2012. 125 Old Broad Street and Leadenhall Court are expected to close in June 2013.

Completed large-scale renovation at First Canadian Place, Toronto, Canada’s tallest office tower. Brookfield embarked on a refurbishment program in 2009 and has completely reclad the exterior of the 72-story tower, upgraded the lobby and retail areas, and integrated energy-efficient systems that enabled the property to achieve LEED EB: O&M Gold certification.

Announced plan to change name of the World Financial Center to ‘Brookfield Place’ effective in the fall of 2013 to coincide with the opening of the complex’s new pavilion entrance on West St. Brookfield is embarking on the rebranding campaign to represent not only the transformation of the complex, but the changing demographics of Lower Manhattan and the companies and industries relocating to the area.

Completed physical evaluations on the portfolio of office buildings to assess the impact of Hurricane Sandy. Preliminary reports indicate water, window and other associated collateral damage are minimal at most of Brookfield's Lower Manhattan buildings. No problems have been reported at properties in Midtown Manhattan, Boston and Washington D.C. The company carries comprehensive property, casualty and flood insurance and full coverage of losses is anticipated. The storm will have no material financial impact on the company. Please refer to specific press release issued on October 31, 2012 for more information.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on December 31, 2012 to shareholders of record at the close of business on
November 30, 2012. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series F, G, H, J, K, L, N, P, R and T preferred shares were also declared payable on December 31, 2012 to shareholders of record at the close of business on December 14, 2012.

Basis of Presentation

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this press release, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing third quarter 2012 results on Friday, November 2, 2012 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.809.5987, pass code 9445887, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through December 2, 2012 by dialing 888.203.1112, pass code 9445887. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on November 2, 2012 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 114 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	September 30, 2012	December 31, 2011

Assets
Investment properties
Commercial properties	$22,086	$19,258
Commercial developments	803	1,412
Equity accounted investments(1)	2,517	2,256
Receivables and other	1,282	1,290
Restricted cash and cash equivalents	97	69
Cash and cash equivalents	270	434
Assets held for sale(2)	337	425
Total assets	$27,392	$25,144

Liabilities
Commercial property debt	$11,694	$10,635
Accounts payable and other liabilities	1,186	1,072
Deferred tax liabilities	689	547
Liabilities associated with assets held for sale(3)	170	217
Capital securities	872	994
Total liabilities	14,611	13,465
Equity
Preferred equity	1,346	1,095
Common equity	9,825	9,080
Total shareholders’ equity	11,171	10,175
Non-controlling interests	1,610	1,504
Total equity	12,781	11,679
Total liabilities and equity	$27,392	$25,144
Value per common share	$19.31	$17.90
Value per common share – pre-tax	$20.62	$18.94
(1)	Includes properties and entities held through joint ventures and associates
(2)	Comprises $334 million of commercial properties and $3 million of other assets at September 30, 2012 (December 31, 2011 -- $423 million and $2 million, respectively)
(3)	Comprises $162 million of commercial property debt and $8 million of other liabilities at September 30, 2012 (December 31, 2011 -- $210 million and $7 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Total revenue	$580	$492	$1,679	$1,260
Net operating income
Commercial operations	345	276	999	709
Interest and other income	21	41	63	114
	366	317	1,062	823
Expenses
Interest
Commercial property debt	166	139	456	341
Capital securities – corporate	12	14	38	43
General and administrative	37	35	111	103
Transaction costs	4	-	4	-
Depreciation	4	3	11	7
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	143	126	442	329
Gains (losses) and other items	-	150	-	150
Fair value gains	306	205	766	655
Share of net earnings from equity accounted investments(1)	33	17	101	489
Income before income tax expense	482	498	1,309	1,623
Income tax expense (benefit)	62	45	219	174
Net income from continuing operations	420	453	1,090	1,449
Income (loss) from discontinued operations	5	(8)	3	53
Net income	425	445	1,093	1,502
Non-controlling interests	49	30	148	150
Net income attributable to common shareholders	$376	$415	$945	$1,352
(1)	Includes valuation gains of $4 million and losses of $31 million, respectively, for the three months ended September 30, 2012 and September 30, 2011, and gains of $20 million and $310 million for the nine months ended September 30, 2012 and September 30, 2011, respectively

	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.70	$0.81	$1.77	$2.50
Discontinued operations	0.01	(0.01)	0.01	0.11
	$0.71	$0.80	$1.78	$2.61

	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.65	$0.73	$1.65	$2.27
Discontinued operations	0.01	(0.01)	0.01	0.10
	$0.66	$0.72	$1.66	$2.37

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Net income (loss) attributable to common shareholders	$376	$415	$945	$1,352
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(306)	(205)	(766)	(655)
Fair value adjustments in earnings from equity accounted investments	(4)	31	(20)	(310)
Gains (losses) and other items	-	(150)	-	(150)
Non-controlling interests in above items	33	19	96	105
Income taxes	62	45	219	174
Discontinued operations(1)	3	14	15	(23)
Cash payments under interest rate swap contracts	-	(1)	-	(4)
Funds from operations	$164	$168	$489	$489
Preferred share dividends	(17)	(13)	(50)	(41)
FFO attributable to common shareholders	$147	$155	$439	$448
Weighted average common shares outstanding	508.0	508.3	508.2	508.4
FFO per common share	$0.29	$0.30	$0.86	$0.88
(1)	Reflects fair value and other gains (losses) net of income taxes

(US Millions, except per share amounts)	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Total FFO	$164	$168	$489	$489
Less: discontinued residential operations	-	-	-	(13)
Comparable FFO	$164	$168	$489	$476
Per share	$0.29	$0.30	$0.86	$0.85

commercial Property net operating income

(US Millions)	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Revenue from continuing operations	$559	$461	$1,616	$1,167
Operating expenses	(214)	(185)	(617)	(458)
Net operating income	$345	$276	$999	$709

DISCONTINUED OPERATIONS

(US Millions)	Three Months Ended		Nine Months Ended
	09/30/12	09/30/11	09/30/12	09/30/11
Commercial revenue from discontinued operations	$16	$14	$43	$41
Operating expenses	(7)	(7)	(21)	(20)
Commercial net operating income from discontinued operations	9	7	22	21
Residential development revenue	-	-	-	83
Operating expenses	-	-	-	(70)
Residential development net operating income	-	-	-	13
Interest and other income	-	-	-	1
Interest expense	(1)	(1)	(4)	(5)
Funds from discontinued operations	8	6	18	30
Fair value and other gains (losses)	(3)	(15)	(15)	28
Income taxes related to discontinued operations and other	-	1	-	(5)
Discontinued operations	$5	$(8)	$3	$53